--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                  FILING NO. 2 FOR THE MONTH OF SEPTEMBER, 2000



                              VISIBLE GENETICS INC.
                              ---------------------
                           (Exact name of Registrant)

             700 BAY STREET, SUITE 1000, TORONTO ON, CANADA M5G 1Z6
             ------------------------------------------------------
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                          Form 20-F |X|  Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes |_|  No |X|

--------------------------------------------------------------------------------

                              VISIBLE GENETICS INC.

         On September 14, 2000 affiliated funds managed by E.M. Warburg Pincus & Co., LLC, who we refer to as the Warburg Pincus Funds, converted a total of 7,795 of our Series A convertible preferred shares (which we call Series A preferred shares) plus a total of $701,550 of dividends that had accrued on those shares, into our common shares at a conversion price of $11.00 per share. As a result of the conversion, the Warburg Pincus Funds received 772,411 of our common shares and continue to hold a total of 22,205 Series A preferred shares.

         On September 14, 2000 the Warburg Pincus Funds distributed a total of 799,997 common shares to the partners of the Warburg Pincus Funds, representing the 772,411 common shares they received as a result of the conversion plus an additional 27,586 common shares already held by the funds. As a result of these transactions, as of September 14, 2000, the Warburg Pincus Funds beneficially own common shares representing 11.7% of our common shares (including common shares issuable upon conversion of the remaining Series A preferred shares held by these funds) as follows:

                                   Common Shares                                       Common Shares
           SHAREHOLDER                Owned of       Series A Preferred Shares          Beneficially
                                       Record             Owned of Record                 Owned(1)           Percent
                                       ------             ---------------                 --------           -------
Warburg, Pincus Equity                   68                   10,492                     1,039,730             5.5%
     Partners, L.P.
Warburg, Pincus                          32                   11,103                     1,100,239             5.9
     Ventures Inter-
     national, L.P.
Warburg, Pincus                          9                      333                        33,006              0.2
     Netherlands Equity
     Partners I, C.V.
Warburg, Pincus                          6                      222                        22,004              0.1
     Netherlands Equity
     Partners II, C.V.
Warburg, Pincus                          50                     55                         5,500                -
     Netherlands Equity
Partners III, C.V.

----------
(1) This column includes the number of common shares which a shareholder is entitled to receive upon conversion of its Series A preferred shares plus accrued dividends on those shares through July15, 2000. The number of common shares which a listed shareholder may receive upon conversion will increase as dividends accrue quarterly on the 15th day of January, April, July and October and, therefore, the number of shares which that shareholder beneficially owns will increase accordingly. Dividends accrue at the rate of 9% of liquidation value of the shares through July 15, 2002 and 4% of the liquidation value thereafter until July 15, 2008. The liquidation value of the Warburg Pincus Funds' remaining 22,205 Series A preferred shares is $24,203,454. For purposes of calculating beneficial ownership, all common shares currently issuable upon conversion of outstanding Series A preferred shares are deemed outstanding, since holders of Series A preferred shares currently are entitled to cast votes corresponding to the number of shares they are entitled to receive upon conversion.

         Holders of Series A preferred shares are entitled to vote as a group with the holders of common shares on all matters, except that, for so long as the total number of common shares issuable upon conversion of the Series A preferred shares equals at least 5% of the then outstanding common shares, the holders of Series A preferred shares are entitled to vote separately for one director and are not entitled to participate in the vote for any other directors of our company. On all other matters, each holder of Series A preferred shares is entitled to the number of votes corresponding to the number of common shares the holder is entitled to receive upon conversion of its series A preferred shares. In addition, at the time they invested in our company, we agreed with the Warburg Pincus Funds that if, upon conversion of the Series A preferred shares, the Warburg Pincus Funds continue to beneficially own at least 5% of the then outstanding common shares, we will use commercially reasonable efforts to elect and cause to remain on the board one individual designated by the Warburg Pincus Funds.

         This Form 6-K contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks, uncertainties and other factors which may cause our results to differ materially from expectations. These include risks relating to the ability to obtain regulatory approval, market acceptance of genotyping and our products, delays in, or the refusal of, insurance companies and other third-party payors to reimburse us for our products, delays in product development, delays in making our new Atlanta manufacturing facility operational, and other risks detailed from time to time in our SEC filings, including our most recent Annual Report on Form 20-F. These forward-looking statements speak only as of the date hereof. We disclaim any intent or obligation to update these forward-looking statements.

         We hereby incorporate by reference this Form 6-K into our Registration Statements on Form F-3, and into the prospectuses contained therein, (File Nos. 333-67607, 333-68939, 333-91155, 333-94649 and 333-40616) and our outstanding
Registration Statements on Form S-8 and into the reoffer prospectuses contained therein.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              VISIBLE GENETICS INC.


Date: September 15, 2000                      By: /s/ THOMAS J. CLARKE
                                                  ------------------------------
                                              Name: Thomas J. Clarke
                                              Title: Chief Financial Officer


                                       3